UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 6

(1)	Names of reporting persons. Marianne Boyd Johnson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 12,041,330
	(8)	Shared voting power 0
	(9)	Sole dispositive power 11,006,330
	(10)	Shared dispositive power 1,035,000
(11)	Aggregate amount beneficially owned by each reporting person 12,132,654
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.0%*
(14)	Type of reporting person (see instructions) IN

* Based on 86,106,973 shares of the issuer’s common stock outstanding on August 8, 2009, as reported in the issuer’s Form 10-Q for the quarter ended June 30, 2009 filed with the Commission on August 10, 2009.

CUSIP No. 103304	Page 3 of 6

Item 1. Security and Issuer

This Amendment No. 4 amends and supplements that certain Statement on Schedule 13D filed on February 7, 2006, as subsequently amended on August 8, 2006, April 24, 2007 and December 22, 2008 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

Marianne Boyd Johnson is filing this Amendment No. 4 to report certain contributions of Company Common Stock in connection with the formation of a family limited partnership, BG-09 Limited Partnership (“BG-09”). Entities controlled by Ms. Johnson, her father and her brothers are the limited partners of BG-09, and each of The William S. Boyd Gaming Properties Trust (“WSBGPT”) and The Marianne Boyd Gaming Properties Trust (“MBGPT”) are the general partners of BG-09. Ms. Johnson is the trustee, settlor and beneficiary of MBGPT, and William S. Boyd, Ms. Johnson’s father, is the trustee, settlor and beneficiary of WSBGPT.

Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 1 is hereby incorporated by reference. In connection with the formation of BG-09: (A) on October 19, 2009, WSBGPT contributed 900,000 shares of Boyd Gaming Common Stock and received an 84% limited partnership interest and a 1% general partnership interest and The William R. Boyd Gaming Properties Trust contributed 45,000 shares of Boyd Gaming Common Stock and received a 5% limited partnership interest; and (B) on October 15, 2009, The Samuel J. Boyd Gaming Properties Trust contributed 45,000 shares of Boyd Gaming Common Stock and received a 5% limited partnership interest. In addition, in connection with the formation of BG-09, on October 19, 2009, MBGPT contributed 45,000 shares of Boyd Gaming Common Stock to BG-09 and received a 4% limited partnership interest and a 1% general partnership interest. The effect of the contribution of the 45,000 shares of Boyd Gaming Common Stock to BG-09 by MBGPT was a change in one form of indirect beneficial ownership by Ms. Johnson to another form of indirect beneficial ownership by Ms. Johnson. MBGPT has sole voting power over the Company Common Stock held by BG-09; however, MBGPT, together with WSBGPT, shares dispositive power over the shares of Company Common Stock held by BG-09.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest in a trust, partnership or other entity which owns such securities.

Ms. Johnson will review from time to time various factors relevant to her beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that she beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Ms. Johnson has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with her service as a director of the Company.

CUSIP No. 103304	Page 4 of 6

Other than (i) as set forth herein, (ii) in Ms. Johnson’s capacity as a director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes that occur pursuant to the terms of the documents that govern such estate planning arrangements, Ms. Johnson has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) The information set forth on the cover page of this Amendment No. 4 is incorporated herein by reference. As of the date hereof, Ms. Johnson beneficially owns or may be deemed to beneficially own an aggregate of 12,132,654 shares of the Company’s Common Stock, consisting of:

•	318,333 shares subject to stock options that are exercisable within 60 days of October 15, 2009;
•	26,629 shares held directly;
•	411,244 shares held as trustee of the GRATs;
•	8,196,690 shares held as trustee of MBGPT as a result of it being the general partner of the Partnerships;
•	1,731,288 shares held as settlor, trustee and beneficiary of MBGPT (excluding shares held by the Partnerships and by BG-09);
•	30,011 shares held as a trustee of the Aysia Lynn Boyd Education Trust, dated July 1, 1997;
•	30,011 shares held as a trustee of the Taylor Joseph Boyd Education Trust, dated July 1, 1997;
•	28,721 shares held as a trustee of the William Samuel Boyd Education Trust, dated July 1, 1997;
•	30,011 shares held as a trustee of the Samuel Joseph Boyd Jr. Education Trust, dated July 1, 1997;
•	30,011 shares held as a trustee of the T’Mir Elizabeth Boyd Education Trust, dated July 1, 1997;
•	28,521 shares held as a trustee of the Josef William Boyd Education Trust, dated July 1, 1997;
•	14,613 shares held as a trustee of the Justin Boyd Education Trust, dated November 1, 1999;
•	130,247 shares held as trustee of the William R. Boyd and Myong Boyd Children’s Trust, dated August 1, 1993;
•	91,324 shares held by the Johnson Children’s Trust, dated June 24, 1996, Bruno Mark, trustee; and
•

1,035,000 shares held as trustee of MBGPT as a result of it being a general partner of BG-09; Ms. Johnson’s father, William S. Boyd, is the trustee, settlor and beneficiary of WSBGPT, the other general partner of BG-09.

Ms. Johnson may be deemed to beneficially own the aforementioned shares held by the Johnson Children’s Trust, dated June 24, 1996, but Ms. Johnson is neither a trustee nor a beneficiary thereof, does not hold dispositive or voting power over such shares and has no pecuniary interest therein.

Excluded from Ms. Johnson’s beneficial ownership are 43,305 shares of Common Stock underlying Restricted Stock Units (each an “RSU” and collectively, the “RSUs”) granted to Ms. Johnson under the Company’s 2002 Stock Incentive Plan. Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSUs will vest in full upon November 4, 2011 (the third anniversary of the date of award). The RSUs are reported as shares of Common Stock beneficially owned by Ms. Johnson in her Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Securities and Exchange Commission; however, such RSUs are not exercisable within 60 days of October 15, 2009 and are therefore not included as beneficially owned by Ms. Johnson in this Amendment No. 4.

Ms. Johnson expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by her or to the extent of her pecuniary interest in a trust, partnership or other entity which owns such securities.

CUSIP No. 103304	Page 5 of 6

(b) The information set forth on the cover page of this Amendment No. 4 and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Ms. Johnson (i) holds sole dispositive and voting power over an aggregate of 11,006,330 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares of Company Common Stock held by BG-09, the RSUs identified therein, and the shares identified therein as being held by the Johnson Children’s Trust, dated June 24, 1996, (ii) holds sole voting power over an aggregate of 1,035,000 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09, and (iii) shares dispositive power with WSBGPT over an aggregate of 1,035,000 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09.

(c) Other than the information that is provided in Items 1-4 hereof, which is incorporated herein by reference, no other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Ms. Johnson.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Date: October 22, 2009

By:	/S/ MARIANNE BOYD JOHNSON
Marianne Boyd Johnson